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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            THE QUAKER OATS COMPANY
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                              (Name of Issuer)

                    Common Stock ($5.00 par value per share)
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                       (Title of Class of Securities)

                                   747402105
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 747402105                   13G                      PAGE 2 OF 4 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        The Quaker 401(k) Plan for Salaried Employees
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        Not Applicable
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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Not Applicable
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                           5       Sole Voting Power
    Number of
                                   9,132,950 (includes 1,799,831 shares of
                                   common stock, based on conversion of 834,182
      Shares                       convertible preferred shares at the
                                   conversion rate of 2.16)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        9,132,950 (includes 1,799,831 shares of
                                   common stock, based on conversion of 834,182
     Reporting                     convertible preferred shares at the
                                   conversion rate of 2.16)

    Person With            -----------------------------------------------------
                           8       Shared Dispositive Power

                                   -0-

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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        9,132,950
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

        Not Applicable
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 11     Percent of Class Represented by Amount in Row (9)

        6.83%
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 12     Type of Reporting Person (See Instructions)

        EP
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ITEM 1.   (a) Name of Issuer - The Quaker Oats Company
          (b) Address of Issuer's Principal Executive Office - 321 N. Clark St., Chicago, IL 60610

ITEM 2.   (a) Name of Person Filing - The Quaker 401(k) Plan for Salaried
              Employees
          (b) Address of Principal Business Office - 321 N. Clark Street, Chicago, IL 60610
          (c) Citizenship - Not Applicable
          (d) Title of Class of Securities - Common Stock ($5.00 par value per share)
          (e) CUSIP Number - 747402105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
          (a)     Broker or Dealer registered under Section 15 of the Exchange
              --- Act
          (b)     Bank as defined in Section 3(a)(6) of the Exchange Act
              ---
          (c)     Insurance company as defined in Section 3(a)(19) of the
              --- Exchange Act
          (d)     Investment company registered under Section 8 of the
              --- Investment Company Act
          (e)     Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
              ---
          (f) X Employee benefit plan or endowment fund in accordance with --- Rule 13d-1(b)(1)(ii)(F)
          (g) Parent holding company or control person in accordance with --- Rule 13d-1(b)(1)(ii)(G)
          (h) Savings association as defined in Section 3(b) of the Federal --- Deposit Insurance Act
          (i)     Church plan that is excluded from the definition of an
              --- investment company under Section 3(c)(14) of the Investment
                  Company Act
          (j)     Group, in accordance with 13d-1(b)(1)(ii)(J)
              ---

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned - 9,132,950 shares
          (b) Percent of Class - 6.83%
          (c) Number of shares as to which such person has:
              (i) sole power to vote or to direct the vote: 9,132,950 (includes 1,799,831 shares of common stock, based on conversion of 834,182 convertible preferred shares at the conversion rate of 2.16)
              (ii)  shared power to vote or to direct the vote: 0 shares
              (iii) sole power to dispose or to direct the disposition of:
                    9,132,950 (includes 1,799,831 shares of common stock, based on conversion of 834,182 convertible preferred shares at the conversion rate of 2.16)
              (iv) shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.


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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the Securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2001                  The Quaker 401(k) Plan for Salaried
                                          Employees Administrative Committee



                                          /s/ Kathryn McGrath
                                          --------------------------------------
                                          Kathryn McGrath, Member



                                          /s/ Pamela S. Hewitt
                                          --------------------------------------
                                          Pam Hewitt, Member